SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. __)*


                     CT Communications, Inc.
                         (Name of Issuer)


                           Common Stock
                  (Title of Class of Securities)


                           126426 40 2
                          (CUSIP Number)

                         January 28, 1999
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



Schedule 13G                                    Page 2 of 5 Pages
______________________________________________________________________________

     1)   Names of Reporting Persons/I. R. S. Identification Nos.
of Above Persons (Entities Only):

               Mariam C. Schramm


     2)   Check the Appropriate Box if a Member of a Group (See
Instructions):
          (a)
               (b)


     3)   SEC Use Only:


     4)   Citizenship or Place of Organization:

               North Carolina


Number of    (5)  Sole Voting Power:            528,986
Shares Bene-
ficially     (6)  Shared Voting Power:                0
Owned by
Each Report- (7)  Sole Dispositive Power:       528,986
ing Person
With         (8)  Shared Dispositive Power:           0


     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person:
               528,986


     10)  Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions):



     11)  Percent of Class Represented by Amount in Row 9:

               5.6%


     12)  Type of Reporting Person (See Instructions):

               IN



SCHEDULE 13G                                    Page 3 of 5 Pages

Item 1(a):     Name of Issuer:     CT Communications, Inc.

Item 1(b):     Address of Issuer's Principal Executive Offices:

               68 Cabarrus Avenue, East
               Concord, North Carolina 28025

Item 2(a):     Name of Person Filing:
               This schedule is filed on behalf of Mariam C.
               Schramm, a citizen of the United States.

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

               Box 201 Avinger Lane
               Davidson, North Carolina 28036

Item 2(c):     Citizenship:   See above Item 2(a)

Item 2(d):     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:  126426 40 2

Item 3: If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)[ ] Bank as defined in section 3(a)(6) of the Act
          (15 U.S.C. 78c).

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)[ ] An investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g)[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);



SCHEDULE 13G (continued)                        Page 4 of 5 Pages

          (i)[ ] A church plan that is excluded from the definition of an investment company under section
          3(c)(14) of the Investment Company Act of 1940 (15
          U.S.C. 80a-3);

          (j)[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Section 240.13d-1(c), check this box [x].

Item 4:   Ownership:

          (a)  Amount beneficially owned:

               Mrs. Schramm beneficially owns 528,986 shares of common stock of the issuer.

          (b)  Percent of Class:             5.6%

          (c)  Number of shares as to which such person has:
                (i) Sole power to vote or to direct the
                    vote:                         528,986
               (ii) Shared power to vote or to direct the
                    vote:                         0
              (iii) Sole power to dispose or to direct the
                    disposition of:               528,986
               (iv) Shared power to dispose or to direct the
                    disposition of:               0

Item 5:   Ownership of Five Percent or Less of a Class:    N/A

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:
          N/A

Item 7:   Identification and Classification of the Subsidiary
          Which
          Acquired the Security Being Reported on By the Parent
          Holding Company:    N/A

Item 8:   Identification and Classification of Members of the
          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10: Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SCHEDULE 13G (continued)                        Page 5 of 5 Pages

                            SIGNATURES


After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 8, 1999

                              /s/ MARIAM C. SCHRAMM
                                  Mariam C. Schramm